Exhibit 99.23

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VOX ANNOUNCES CLOSING OF C$16.85 MILLION OVERNIGHT MARKETED PUBLIC OFFERING

GEORGE TOWN, CAYMAN ISLANDS – March 25, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, announced today that it has closed its previously announced overnight marketed public offering (the “Offering”) through a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”). In connection with closing of the Offering, the Company issued 5,615,766 units of the Company (the “Units”) at a price of C$3.00 per Unit, which includes the Underwriters’ partial exercise of an over-allotment option to acquire an additional 615,766 Units. The gross proceeds of the Offering prior to deducting commission and expenses was approximately $16.85 million.

Each Unit issued consists of one ordinary share of the Company (a “Share”) and one half of one ordinary share purchase warrant of the Company (each full ordinary share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events.

In consideration for services provided in connection with the Offering, the Underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The net proceeds of the Offering will be used to support continued growth of the Company’s portfolio of assets and for general corporate purposes.

The TSX Venture Exchange has conditionally approved the listing of the Shares underlying the Units and the Shares underlying the Warrants. Listing of such Shares will be subject to the fulfillment by the Company of the customary listing conditions of the TSX Venture Exchange. The Offering was made pursuant to a prospectus supplement dated March 22, 2021 and a base shelf prospectus dated October 2, 2020 filed in each of the provinces of Canada other than Quebec. Copies of the documents are available on SEDAR at www.sedar.com.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Such forward-looking statements or information in this press release include but are not limited to statements or information with respect to the use of the net proceeds of the Offering and the fulfillment of the listing conditions of the TSX Venture Exchange.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Not for distribution to United States newswire services or for dissemination in the United States. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.